Via Facsimile and U.S. Mail
Mail Stop 6010

May 11, 2009

Mr. Edward M. Liddy
Chairman and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
**   Form 8-K filed March 25, 2009**
**   File No. 1-8787**

Dear Mr. Liddy:

        We have completed our review of your Form 8-K filed March 25, 2009 and have
no further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Kathleen E. Shannon
        Senior Vice President, Secretary & Deputy General Counsel